Exhibit 99.1

MediWound Announces Pricing of Public Offering of Ordinary Shares

YAVNE, Israel, March 3, 2022 – MediWound Ltd. (Nasdaq: MDWD) (“MediWound”), a biopharmaceutical company that develops, manufactures and commercializes novel, cost effective, bio-therapeutic solutions for tissue repair and regeneration, today announced the pricing of an underwritten public offering of 5,208,333 ordinary shares at a public offering price of $1.92 per share.  The gross proceeds from the offering, before deducting underwriting discounts and commissions and offering expenses, are expected to be approximately $10 million. All of the shares in the offering are to be sold by MediWound. The offering is expected to close on or about March 7, 2022, subject to the satisfaction of customary closing conditions. MediWound also granted the underwriters a 30-day option to purchase up to an additional 781,249 ordinary shares at the public offering price, less underwriting discounts and commissions

MediWound intends to use the net proceeds from the offering for working capital and other general corporate purposes.

Oppenheimer & Co. Inc. is acting as the sole book-running manager for the offering.

The offering is being made pursuant to a shelf registration statement on Form F-3 (No. 333-230490) previously filed by MediWound with the United States Securities and Exchange Commission (“SEC”) on March 25, 2019 and declared effective by the SEC on April 22, 2019. The offering is being made only by means of a prospectus and prospectus supplement that form a part of the registration statement. The preliminary prospectus supplement and accompanying prospectus related to the offering was filed with the SEC on March 2, 2022.  The final prosepectus supplement and accompanying prospectus related  to the offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Copies of the final prospectus supplement and the accompanying prospectus, when available, may also be obtained from Oppenheimer & Co. Inc., 85 Broad Street, 26th Floor, New York, NY 10004, Attn: Syndicate Prospectus Department, telephone: (212) 667-8055 or by email at EquityProspectus@opco.com,.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About MediWound Ltd.

MediWound is a biopharmaceutical company that develops, manufactures, and commercializes novel, cost effective, bio-therapeutic solutions for tissue repair and regeneration. Our strategy leverages our enzymatic technology platform, focused on next-generation bioactive therapies for burn care, wound care and tissue repair. NexoBrid, our commercial orphan biological product for non-surgical eschar removal of deep-partial and full-thickness thermal burns, is a bromelain-based biological product containing a sterile mixture of proteolytic enzymes that selectively removes burn eschar within four hours without harming surrounding viable tissue. NexoBrid is currently marketed in the European Union and other international markets and is at registration-stage in the U.S. NexoBrid is supported by the U.S. Biomedical Advanced Research and Development Authority (BARDA), office of the Assistant Secretary for Preparedness and Response, U.S. Department of Health and Human Services. EscharEx®, MediWound’s next-generation bioactive topical therapeutic under development in the U.S. for debridement of chronic and hard to heal wounds. In two Phase 2 studies, EscharEx was well-tolerated and has demonstrated safety and efficacy in the debridement of various chronic and other hard-to-heal wounds, within a few daily applications. MW005, is a topical biological drug for the treatment of non-melanoma skin cancers, is a clinical-stage product candidate under development.

Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding MediWound’s anticipated public offering and the anticipated closing of the public offering, MediWound’s expected use of proceeds from the public offering and plans and prospects for MediWound.  In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on MediWound's beliefs, assumptions and expectations of future performance, taking into account the information currently available to it. These statements are only predictions based upon MediWound’s current expectations and projections about future events. There are important factors that could cause MediWound’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks detailed in the preliminary prospectus supplement and accompanying prospectus relating to the offering and in MediWound’s annual report on Form 20-F for the year ended December 31, 2020 and information contained in other documents filed with the SEC, in each case under the heading “Risk Factors.” You should not rely upon forward-looking statements as predictions of future events. Although MediWound believes that the expectations reflected in the forward-looking statements are reasonable, MediWound cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. The forward-looking statements made herein speak only as of the date of this announcement and MediWound undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Investor Contacts

Boaz Gur-Lavie Chief Financial Officer MediWound Ltd. ir@mediwound.com	Monique Kosse Managing Director, LifeSci Advisors 212-915-3820 monique@lifesciadvisors.com